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Filed Pursuant to Rule 424(b)(3)
File No. 333-191913

CAREY WATERMARK INVESTORS INCORPORATED

Prospectus Supplement No. 10 Dated January 9, 2015
To Prospectus Dated April 30, 2014

        This prospectus supplement (the "Prospectus Supplement") is part of, and should be read in conjunction with, the prospectus of Carey Watermark Investors Incorporated, dated April 30, 2014 (as amended or supplemented, the "Prospectus"). Unless the context indicates otherwise, the information contained in this Prospectus Supplement supersedes the information contained in the Prospectus. Terms used but not defined in the Prospectus Supplement shall have the meanings given to them in the Prospectus. A copy of the Prospectus will be provided by Carey Watermark Investors Incorporated upon request.

RECENT DEVELOPMENTS

Closing of Our Follow-On Offering

        After completion of our initial public offering in September 2013, we commenced a follow-on public offering in December 2013 of up to $650.0 million in shares of our common stock, which included $300.0 million in shares of common stock through our distribution reinvestment plan ("DRIP"). On August 14, 2014, we reallocated $200.0 million of our common stock registered under our DRIP to our follow-on offering. On December 16, 2014, we reallocated an additional $60.0 million of our common stock registered under our DRIP to our follow-on offering. After giving effect to these reallocations, our maximum aggregate offering pursuant to the Prospectus remained $650.0 million in shares of our common stock, which included $40.0 million in shares of common stock through our DRIP. As of December 31, 2014, we have closed our offering. We issued 57,953,596 shares of our common stock, raising aggregate gross proceeds of $577,358,210. In addition, as of December 31, 2014 we issued 3,703,326 shares of common stock ($35,181,601) pursuant to our DRIP.

        We plan to continue to offer shares under our DRIP beyond the termination of our follow-on offering.

        As a result of the completion of the offering, beginning with the second quarter of 2015 we will no longer calculate our distributions based upon daily record and distribution declaration dates, but upon quarterly record and distribution declaration dates. We intend to pay distributions on a quarterly basis; however, distributions are declared at the discretion of our board of directors based on a variety of factors that they will consider at the time of authorizing a potential distribution. Distributions are not guaranteed.

Acquisitions

        The following section supplements the discussion contained in the "Prospectus Summary—Description of Properties" section, which begins on page 7 of the Prospectus.

General Property Information
Hotels	City	State	Acquisition Date	Ownership	Rooms	Type of Hotel
				Percentage
Marriott Kansas City Country Club Plaza	Kansas City	MO	November 18, 2014	100%	295	Full-Service

S-1

Our Lodging Portfolio

        The following section supplements the discussion contained in the "Our Lodging Portfolio" section, which begins on page 68 of the Prospectus.

        The table below sets forth information with respect to the hotels as of the date of this prospectus (dollars in thousands).

Hotels	State	Acquisition Date	Rooms	Type of Hotel	CWI Ownership %	CWI Investment(1)	Acquisition Fees Paid to Advisor	Initial Debt(2)	Interest Rate	Maturity Date

Marriott Kansas City Country Club Plaza	MO	November 18, 2014	295	Full-Service	100%	$56,659	$1,775	$38,500	4.42%	12/2021

  (1)
  This information is based on the current best estimate of Management. Accordingly, this figure is subject to change.

  (2)
  The mortgage loan is interest-only for 60 months.

S-2

        The following section supplements the discussion and tables regarding occupancy, ADR and RevPAR contained on pages 70 to 71 in the "Our Lodging Portfolio" section of our Prospectus.

        The following tables present occupancy, ADR and RevPAR of the hotels in which we had an ownership interest as of the date of this prospectus for 2009 through September 30, 2014, including periods prior to ownership.

Occupancy(1)

Hotel	2009	2010	2011	2012	2013	2014
Marriott Kansas City Country Club Plaza	66.0%	69.2%	73.6%	76.2%	75.9%	77.8%
  (1)
  Occupancy is the percentage of rooms sold divided by rooms available.

ADR(1)

Hotel	2009	2010	2011	2012	2013	2014
Marriott Kansas City Country Club Plaza	$116.61	$122.65	$126.75	$134.71	$136.05	$137.87

(1) ADR is room revenue divided by rooms sold, displayed as the average rental rate for a single room.

RevPAR(1)

Hotel	2009	2010	2011	2012	2013	2014
Marriott Kansas City Country Club Plaza	$77.00	$84.90	$93.26	$102.67	$103.25	$107.25

(1) RevPAR is room revenue divided by available rooms.

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  Filed Pursuant to Rule 424(b)(3) File No. 333-191913
CAREY WATERMARK INVESTORS INCORPORATED
Prospectus Supplement No. 10 Dated January 9, 2015 To Prospectus Dated April 30, 2014
RECENT DEVELOPMENTS